Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-184007
Dated: November 9, 2012

Overview

uSell is a price aggregation platform that matches consumers looking to sell their smartphones and other electronics with top-rated buyers looking to acquire inventory directly from the public. uSell’s virtual model eliminates inventory risk, allowing it to operate with very low fixed costs.

Value Proposition:

✓ Inexpensive & scalable

leads for device buyers

✓ Market for consumers to

monetize gadgets

Market Opportunity:

•      $9.2 Billion annually and growing rapidly

Core uSell Functions:

✓ reCommerce buyer aggregation

✓ Direct to consumer marketing

Executive Team:

•      Sergio Zyman,

Chairman & CEO: Former-CMO Coca-Cola; Founder

The Zyman Group

•      Dan Brauser,
Co-founder and President: Co-founder Health Benefits Direct - $100+ million in premiums, acquired by eHealth

•      Doug Feirstein,
Co-founder & Director:
Co-founder Live Ops - 20,000+ independent home agents

•      Nik Raman, COO & Director: Co-founder of EcoSquid, HBS

Buyer benefits: uSell's model appeals to individual buyers as SEM and related customer acquisition methods are extremely expensive and lack the ability to effectively scale. uSell aggregates buyers’ individual marketing spend, operational practices and data to create an aggregated solution that delivers marketing efficiency, industry best practices and deep analytics for its buyers. The number of buyers continues to grow.

Seller benefits: By synthesizing the highly fragmented “reCommerce” industry, uSell is changing the way consumers interact with their old gadgets – encouraging them to monetize these products during a time that mobile carriers are increasing fees and decreasing phone subsidies and consumers purchase new phones more frequently. Also, uSell makes the sale process incredibly easy for customers with set pricing, pre-paid shipping envelopes and another layer of customer support.

Market Opportunity & Competitive Advantage

The mobile market is rapidly expanding – it is estimated that close to 200MM smartphones will be sold in the U.S. in 2012, generating an estimated churn of over 60MM smartphones. Taking into account the average resale value of a smartphone, these 60MM devices represent a reCommerce market of over $7BB and growing. The mindset of selling your used device is in its infancy but growing rapidly.

The nature of the mobile market in general is changing in a way that opens up a huge opportunity to make reCommerce the new “norm” for consumers. Manufacturers are enticing customers with the latest and greatest products and mobile carriers are entrenching and focusing on customer retention rather than acquisition. This promotes the need for consumers to self-subsidize their new phones by selling their old devices.

Solutions such as eBay and Craigslist are time consuming and difficult for unsophisticated consumers to use, evidenced by over 90% of items sold on eBay being sold by “Power Sellers” not individuals. To fill this void multiple reCommerce electronics buyers have emerged to soak up this opportunity, but none has gained significant traction. Because these companies are focused on the back end disposition of products, they do not have the capital or marketing expertise to drive volume efficiently. Even the best capitalized of these providers is unable to acquire customers at below $25-$30, and is processing a miniscule fraction of the volume available in the market.

The uSell platform will benefit all players in the electronics reCommerce industry by efficiently raising consumer awareness of their services and increasing the size of the reCommerce pie. This practice has already become ubiquitous in the U.K. as companies such as Mazuma and Envirofone educated the market with large-scale advertising campaigns.

Execution & Trajectory

uSell’s model is simple. It focuses on its core competency of direct to consumer marketing to drive volume through its reCommerce buyer aggregation platform and making it very easy to use. uSell has been in the business of acquiring used goods since 2008. The platform maximizes our partners’ spend with a competitive customer acquisition cost which in turn allows them to offer higher prices to the buyers.

Up to this point uSell has:

• Built & launched its platform

• Proven the concept

• Established overwhelming selling demand from consumers & a robust pipeline of buyers

In doing so, uSell is continuing to increase marketing efficiencies. The model is currently constrained by consumer awareness & penetration. uSell believes that as the market evolves consumer awareness will naturally increase conversion rates (as with the U.K. Market) and is therefore investing in infrastructure to:

• Increase technical efficiency & the efficiency of our partners

• Increase the sophistication of consumer interactions

• Create a more dynamic platform & introduce the possibility for expansion into different verticals

uSell.com, Inc. 245 North Ocean Blvd., Suite 306 Deerfield Beach, FL 33441 OTCBB: USEL	Contact: Dan Brauser, President Tel: 954-915-1508 Dan@usell.com www.usell.com

Cautionary Note Regarding Forward-Looking Statements This executive summary contains forward-looking statements including the significant market opportunity, anticipated increased conversion rates and potential growth. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Important factors that could cause actual results to differ materially from those in the forward-looking statements include competition, our ability to create marketing leads at a profitable level and the continued willingness of people to recycle their cell phones with us. Further information on our risk factors is contained in our filings with the Securities and Exchange Commission, including the Form S-1 filed on September 21, 2012. Any forward-looking statement made by us herein speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

The issuer has filed a registration statement (333-184007) with the SEC for the offering to which this communication relates. Before you invest you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request these documents by sending an email to dan@usell.com.